MATERIAL CHANGE REPORT

1.	Reporting Issuer: TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change: April 29, 2004

3.

News Release

A press release dated April 29, 2004, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCN Newswire (Canada and U.S. disclosure package) on April 29, 2004 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.

Summary of Material Change:

On April 29, 2004, TransGlobe announced its financial and operating results for the three-month period ended March 31, 2004. All dollar values are expressed in United States dollars unless otherwise stated. Conversion of natural gas to oil is made on the basis of 6,000 cubic feet of natural gas being equivalent to one barrel of oil.

Highlights:

  Production of 2,760 Boepd in Q1-2004
  Cash flow of $3.88 million in Q1-2004
  An Nagyah pool extended by An Nagyah #5, Block S-1
  Block S-1 early production facilities installed Q-1
  Trucking oil from An Nagyah #4 and An Nagyah #5

5.	Full Description of Material Change: See the attached press release.

6.	Reliance on Confidentiality Provisions: Not Applicable

7.	Omitted Information: Not Applicable

8.

Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to in this report. DATED April 29, 2004, at the City of Calgary, in the Province of Alberta.

(signed) "Ross G. Clarkson"

Ross G. Clarkson
President and CEO

News From...	#2900, 330 –5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: http://www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION
FIRST INTERIM REPORT
FOR THE THREE MONTHS ENDED MARCH 31, 2004

Calgary, Alberta, Thursday, April 29, 2004 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three month period ended March 31, 2004. All dollar values are expressed in United States dollars unless otherwise stated. Conversion of natural gas to oil is made on the basis of 6,000 cubic feet of natural gas being equivalent to one barrel of oil.

HIGHLIGHTS

  Production of 2,760 Boepd in Q1-2004
  Cash flow of $3.88 million in Q1-2004
  An Nagyah pool extended by An Nagyah # 5, Block S-1
  Block S-1 early production facilities installed Q-1
  Trucking oil from An Nagyah #4 and An Nagyah #5

FINANCIAL AND OPERATING UPDATE
(Expressed in thousands of U.S. Dollars, except per share and volume amounts)

	Three Months Ended March 31
Financial	2004	2003	Change
Oil and gas sales, net of royalties	5,868	4,375	34%
Operating expense	1,127	776	45%
General and administrative expense	429	274	57%
Depletion and depreciation	1,614	1,466	10%
Income taxes	559	429	30%
Cash flow from operations	3,887	2,891	34%
Basic and diluted per share	0.07	0.06
Net income	2,163	1,425	52%
Basic and diluted per share	0.04	0.03
Capital expenditures	2,060	3,271	(37)%
Working capital	4,449	4,367	2%
Common shares outstanding
Basic (weighted average)	54,049	51,515	5%
Diluted (weighted average)	56,089	52,539	7%

Production
Oil and liquids (Bpd)	2,425	2,356	3%
Average price ($ per barrel)	31.39	29.73	6%
Gas (Mcfpd)	2,008	966	108%
Average price ($ per Mcf)	5.27	5.56	(5)%
Total (Boed) (6 : 1)	2,760	2,517	10%
Operating expense ($ per Boe)	4.49	3.44	31%

EXPLORATION UPDATE

Block 32, Republic of Yemen (13.81087% working interest)

In late 2003, the Block 32 Joint Venture Group approved a 100 square kilometer 3-D seismic acquisition survey over the greater Tasour area to refine future drilling locations. Field acquisition of data commenced in the 1st quarter and is expected to finish by early May. It is anticipated that the 3-D seismic data will be processed and interpreted by late June 2004. Further development/appraisal drilling of three to four wells in the western and potential eastern extension is planned for the second half of 2004. Also, one infill well (Tasour #12) is planned for the central Tasour pool, with drilling expected to commence in mid May 2004.

Block S-1, Republic of Yemen (25% working interest)

During the quarter, the first development/appraisal well of the 2004 program (An Nagyah #5) commenced drilling on the western area of the An Nagyah field on March 8, 2004. An Nagyah #5 was drilled to a total depth of 1,300 meters and completed as an Upper Lam ‘A’ oil producer. The well flow tested at a rate of 1,150 Bopd of 45 degree API oil. The second development/appraisal well (An Nagyah #6), positioned between An Nagyah #2 and An Nagyah # 4, commenced drilling on April 7, 2004. An Nagyah #6 was drilled to a total depth of 1,207 meters and completed as an Upper Lam ‘A’ oil producer. The well flow tested at a rate of 1,140 Bopd of 42 degree API oil. The well is being equipped for early production via trucking which is expected to commence in early May. The drilling rig is being moved to the An Nagyah #7 location to further appraise the western extension of the field. It is expected the An Nagyah #7 will commence drilling in early May. Following An Nagyah #7, it is expected the drilling rig will be move to Harmel #2 to appraise the shallow depth, medium gravity oil discovered in Harmel #1. Additional development wells in the An Nagyah pool are expected to be drilled in the third and fourth quarters of 2004 and into 2005.

The early production (trucking) facilities at the An Nagyah field were installed during the first quarter 2004 and field production operations commenced on An Nagyah #4 on March 28, 2004. With the addition of An Nagyah #5 in April, production has been increased to approximately 2,000 Bopd. With the addition of An Nagyah #6 in May it is anticipated that production will increase to 2,500 Bopd (approximately 625 Bopd to TransGlobe) as the trucking operation is expanded. The oil production is currently being trucked 18 miles to the Jannah Hunt facility where it is blended with the Marib light crude and transported by pipeline to the Ras Isa loading terminal on the Red Sea.

The construction of a central production facility (“CPF”) at An Nagyah and a 28 kilometer (18 mile) pipeline to the Jannah Hunt Halewah export pipeline is planned during 2004, with an anticipated completion by early 2005. The pipeline design was increased from an 8 inch to a 10 inch pipeline to allow future discoveries to be placed on stream quickly (ultimate capacity of 80,000 Bopd). The CPF is designed for an initial capacity of 10,000 Bopd (2,500 Bopd to TransGlobe), with expansion capabilities. The detailed engineering bids were received and the contract is expected to be awarded by late April/early May. Bid requests for long lead time major equipment have been issued and will be awarded during the 2nd Quarter of 2004.

Canada

During the 1st quarter the Company participated in drilling 1 (0.18 net) gas well at Nevis, which is expected to be completed and tied in during the 2nd quarter. TransGlobe plans to drill thirteen additional wells during 2004. The wells will be drilled after spring breakup (April/May), during the summer months when it is expected that drilling equipment and services will be available at better prices. Traditionally, the winter months (December through March) are the busiest and most expensive time to conduct drilling operations. Drilling commenced at Morningside on April 26 and it is expected that drilling will commence at Nevis and Lone Pine as two additional rigs are mobilized in early May. All of the prospects are natural gas focused and are located in Central Alberta, which generally affords year round access.

Production averaged 470 Boepd during the 1st quarter of 2003. An additional 470 Boepd of production at Nevis, Twining and Morningside is awaiting installation of pipelines and facilities. Permits and approvals have been obtained for the majority of the projects and field work is expected to commence in May/June. It is anticipated that these projects could be on production June/July of 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2004 and 2003, the audited financial statements and MD&A for the year ended December 31, 2003 included in the Company’s annual report. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. All dollar values are expressed in U.S. dollars, unless otherwise stated. The calculations of barrels of oil equivalent (“Boe”) are based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

This Management’s Discussion and Analysis (MD&A) may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this interim report, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

SELECTED QUARTERLY FINANCIAL INFORMATION

	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
	2004	2003	2003	2003	2003
(US$000’s, except per share amounts)
Oil and gas sales, net of royalties	5,868	4,488	4,159	4,139	4,375

Cash flow from operations	3,887	1,894	2,193	2,369	2,891
Cash flow from operations per share
- Basic and Diluted	0.07	0.04	0.04	0.05	0.06

Net income	2,163	3,414	291	776	1,425
Net income per share
- Basic and Diluted	0.04	0.06	0.01	0.01	0.03

Total assets	35,753	35,601	29,212	28,024	26,523

Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. We consider this a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable to similar measures used by other companies.

RESULTS OF OPERATIONS

Net income for the three months ended March 31, 2004 was $2,163,000 ($0.04 per share, basic and diluted) compared to a net income of $1,425,000 ($0.03 per share, basic and diluted) in the comparable period 2003. Cash flow from operations for the three months ended March 31, 2004 was $3,887,000 ($0.07 per share, basic and diluted) compared to $2,891,000 ($0.06 per share, basic and diluted) in the comparable period in 2003.

Net income and cash flow from operations increased 52% and 34% respectively. The following is a brief summary of the primary changes that occurred during Q1-2004 that will be discussed in more detail throughout this MD&A:

  10% higher production volumes
  5% higher commodity prices
  Royalty costs decreased in Q1-2004 compared to Q1-2003 as a result of cost oil reallocation on Block 32, Yemen in Q1-2003 of approximately $902,000.

OPERATING RESULTS

Daily Production, Working Interest before royalties

			Mar. 31,	Mar. 31,	%
			2004	2003	Change
Yemen	- Oil	Bopd	2,290	2,307	(1)
Canada	- Oil and liquids	Bopd	135	49	176
	- Gas	Mcfpd	2,008	966	108
Barrels of oil equivalent (6 : 1)		Boepd	2,760	2,517	10

The Company has set an average production target of 3,400 Boepd for 2004 representing a 30% increase over 2003.

Consolidated Net Operating Results

	Consolidated
	Mar. 31, 2004		Mar. 31, 2003
(US$000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	7,897	31.44	6,817	30.08
Royalties	2,029	8.08	2,442	10.77
Operating expenses	1,127	4.49	776	3.42
Net operating income*	4,741	18.87	3,599	15.89

*
Net operating income amounts do not reflect Yemen income tax expense which is paid through oil allocations with Ministry of Oil and Minerals (“MOM”) in the Republic of Yemen (Q1-2004 -$559,000 $2.23/Boe; Q1-2003 - $429,000, $1.89/Boe).

Segmented Net Operating Results

In 2004 the Company operated in two geographic areas, segmented as the Republic of Yemen and Canada. MD&A will follow under each of these segments.

Republic of Yemen

	Mar. 31, 2004		Mar. 31, 2003
(US$000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	6,577	31.56	6,174	29.74
Royalties	1,811	8.69	2,344	11.29
Operating expenses	862	4.14	638	3.07
Net operating income*	3,904	18.73	3,192	15.38

*
Net operating income amounts do not reflect Yemen income tax expense which is paid through oil allocations with MOM in the Republic of Yemen (Q1-2004 - $559,000, $2.68/Boe; Q1-2003 - $429,000, $2.07/Boe.)

Net operating income in Yemen increased 22% in the first three months of 2004 compared to the same period of 2003 primarily as a result of the following:

•	Oil prices increased 6%
•	Royalty costs decreased 23% as a result of the following:
	1.	In Q1-2003, TransGlobe had a cost oil reallocation between the Block 32 Joint Venture Group that increased its royalty costs by $902,000 ($4.34/Boe).
	2.	Royalty costs are higher in Q1-2004 on a Boe basis (after adjusting for cost oil reallocation) as a result of higher commodity prices and lower cost oil (increased production sharing oil).
•
Operating expenses increased 35% on a Boe basis as a result of an increase in the cost of the Transportation and Facilities Usage Contract with the MOM which allowed for a $0.40 increase in the export pipeline tariff following recovery of all historical costs. Increases in workover expenses on the wells and additional fluid handling expenses also contributed.

The Block 32 Production Sharing agreement allows for the recovery of operating costs and capital costs from oil production. Operating costs are recovered in the quarter expended. The capital costs are amortized over two years with 50% recovered in the quarter expended and the remaining 50% recovered in the first quarter of the following calendar year. The Company will receive a larger share of production in the first quarter of each year as 50% of the previous year’s historical costs are recovered. The amount of oil required to recover capital and operating costs will vary depending upon the prevailing oil prices. The Company received 65% of its working interest share of production (after royalty and tax) in the first quarter of 2004. The Company expects to receive between 40% to 48% of its working interest share of production in the balance of the year depending upon production volumes, oil prices, operating costs and eligible capital expenditures.

Canada

	Mar. 31, 2004		Mar. 31, 2003
(US$000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	188	31.16	84	29.76
Gas sales (6 : 1)	963	31.62	484	33.36
NGL sales	161	25.75	44	26.58
Other sales	8	-	31	-
	1,320	30.86	643	33.88
Royalties	218	5.11	98	5.14
Operating expense	265	6.18	138	7.25
Net operating income	837	19.57	407	21.49

Net operating income in Canada increased 106% in the first three months of 2004 compared to the same period of 2003 primarily as a result of the following:

  Production volumes increased 125% as a direct result of the 2003 drilling program.
  Gas prices decreased 5% to average $5.27 per Mcf in Q1-2004 compared to $5.56 per Mcf in Q1-2003 while oil prices increased 5% and natural gas liquids prices decreased 3% compared to Q1-2003.
  Royalty costs increased 122% mainly as a result of increased production volumes.
  Operating expenses decreased 15% ($1.07) on a Boe basis mainly as a result of increased volumes reducing the effect of fixed operating costs associated with low volumes. The strengthening of the Canadian dollar increased the operating costs in Canada by $0.79 per Boe through currency conversion in comparison to Q1-2003.

GENERAL AND ADMINISTRATIVE EXPENSES

	Mar. 31, 2004		Mar. 31, 2003
(US$000’s, except Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	608	2.42	372	1.64
Capitalized G&A	(164)	(0.65)	(93)	(0.41)
Overhead recoveries	(15)	(0.06)	(5)	(0.02)
G&A (net)	429	1.71	274	1.21

General and administrative expenses increased 57% and increased 41% on a Boe basis in the first three months of 2004 compared to the same period of 2003 as a result of the following:

  Effective January 1, 2004 the Company adopted the recommendations of CICA section 3870, “Stock-based Compensation and Other Stock-based Payments”, retroactively without restatement of prior periods. The recommendations require the Company to record a compensation expense over the vesting period based on the fair value of options granted to employees and directors since January 1, 2002. Stock compensation expense is included in general and administrative expenses. Non-cash stock compensation expense amounted to $110,000 for the period ($0.44/Boe).
  Other increases were experienced in costs associated with public company administration and listing expenses.
  The strengthening of the Canadian dollar against the United States dollar increased G&A costs by $0.20 per Boe through currency conversion.

Based on stock option grants subsequent to January 1, 2002 that will affect 2004 and stock option grants to date in 2004, it is expected that the effect on 2004 earnings will be approximately $1.2 million with no effect on cash flow from operations.

DEPLETION AND DEPRECIATION EXPENSE

	Mar. 31, 2004		Mar. 31, 2003
(US$000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Republic of Yemen	1,138	5.46	1,353	6.52
Canada	476	11.14	113	5.95
	1,614	6.43	1,466	6.47

In Yemen unproven properties in the amount of $9,449,000 were excluded from costs subject to depletion and depreciation. This represents a portion of the costs incurred in Block S-1. These costs will be included in the depletable base as Block S-1 is developed or as impairment is determined.

In Yemen, depletion and depreciation on a Boe basis decreased 16% to $5.46 per Boe in Q1-2004 from $6.52 in Q1-2003 primarily as a result of the following:

   Increase in the Yemen Proved reserves resulted in a lower depletion rate.

In Canada, depletion and depreciation on a Boe basis increased 87% to $11.14 per Boe in Q1-2004 from $5.95 in Q1-2003 primarily as a result of the following:

  An impairment charge was recognized on costs associated with non-Yemen foreign assets in the amount of $205,000 ($4.78/Boe).
  The strengthening of the Canadian dollar against the United States dollar increased the Canadian depletion and depreciation by $0.53 per Boe through currency conversion.

INCOME TAXES

Current income tax expense in Q1-2004 of $559,000 (Q1-2003 - $429,000) represents income taxes incurred and paid under the laws of the Republic of Yemen pursuant to the PSA on Block 32. The increase is a result of increased oil prices and an increase in the Yemen government’s share as a result of recovery of all historical costs. The Yemen government’s share of production sharing oil includes royalties and income taxes.

The Company has unrecognized future tax benefits in Canada in the amount of $1,642,000 which may be recognized in the future with continued drilling successes in Canada.

CAPITAL EXPENDITURES/DISPOSITIONS

Capital Expenditures

(US$000’s)	Mar. 31, 2004	Mar. 31, 2003
Republic of Yemen	$1,260	$2,969
Canada	800	302
Total capital expenditures	$2,060	$3,271

Capital expenditures in Q1-2004 include Yemen, Block 32 - $195,000, Block S-1 $1,057,000 and Canada - $800,000 which are primarily comprised of the following:

Block 32

  3-D seismic program and Tasour facility upgrades.

Block S-1

  Drilling and completion of An Nagyah #5, An Nagyah Early Production Facilities and costs associated with commercial development of An Nagyah.

Canada

  Costs mainly related to completing and tie ins associated with the 2003 drilling program and initial preparation for the 2004 drilling program to commence in Q2-2004.
  Oil and gas lease acquisitions associated with the 2004 exploration and development program.

OUTSTANDING SHARE DATA

Common Shares issued and outstanding as at April 28, 2004 are 54,096,439.

LIQUIDITY AND CAPITAL RESOURCES

Funding for the Company’s capital expenditures in the first quarter of 2004 was provided by cash flow from operations and working capital.

At March 31, 2004 the Company had working capital of $4,449,000, zero debt and a revolving credit facility of Cdn$2,500,000 and an acquisition/development credit facility of Cdn$2,000,000. The Company expects to expand its available credit facilities during the second quarter of 2004.

The Company expects to fund the balance of its 2004 exploration and development program (budgeted at $20 million firm and contingent) through the use of working capital, cash flow, debt and equity financing as required. The use of our credit facilities during 2004 is expected to remain within conservative guidelines of a debt to cash flow ratio of less than 1 : 1.

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Twelve Months
	Nine Months
(US$000’s)	2004	2005	2006	2007

Office and equipment leases	$106	$141	$142	$47

In February 2004, the Company entered into a contract to sell 1,500 gigajoules (GJ) per day (approximately 1,500 Mcfpd) of natural gas in Canada from April 1 to October 31, 2004 for Cdn$5.795/GJ.

In December 2003, the Company issued flow through shares with terms providing that the Company renounce Canadian tax deductions in the amount of Cdn$3,000,000 to subscribers with the entire amount to be expended by the Company by December 31, 2004.

Consolidated Statements of Income and Deficit

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31
	2004	2003
		(Restated Notes
		2 and 3)
REVENUE
Oil and gas sales, net of royalties	$5,868	$4,375
Other income	3	1
	5,871	4,376

EXPENSES
Operating	1,127	776
General and administrative	429	274
Foreign exchange (gain) loss	(21)	6
Depletion, depreciation and accretion	1,614	1,466
	3,149	2,522
Income before income taxes	2,722	1,854
Income taxes - current	559	429
NET INCOME	2,163	1,425
Deficit, beginning of period	(6,393)	(12,298)
Retroactive application of changes in accounting policies (Notes 2 and 3)	(211)	72
Deficit, beginning of period, as restated	(6,604)	12,226
DEFICIT, END OF PERIOD	$(4,441)	$(10,801)
Net income per basic and diluted share (Note 5)	$0.04	$0.03

Consolidated Balance Sheets

(Expressed in thousands of U.S. Dollars)

	March 31, 2004	December 31,2003
	(Unaudited)	(Restated
		Notes 2 and 3)
ASSETS
Current
Cash and cash equivalents	$4,852	$4,452
Accounts receivable	1,713	2,383
Prepaid expenses	129	161
	6,694	6,996
Property and equipment
Republic of Yemen	18,685	18,563
Canada	8,802	8,470
	27,487	27,033
Future income tax asset	1,572	1,572
	$35,753	$35,601

LIABILITIES
Current
Accounts payable and accrued liabilities	$2,245	$4,459
Asset retirement obligations (Note 3)	475	467
	2,720	4,926

SHAREHOLDERS’ EQUITY
Share capital (Note 4)	37,081	36,996
Contributed surplus (Note 2)	393	-
Deficit (Note 2)	(4,441)	(6,321)
	33,033	30,675
	$35,753	$35,601

Consolidated Statements of Cash Flows

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31
	2004	2003

CASH FLOWS RELATED TO THE
FOLLOWING ACTIVITIES:
OPERATING
Net income	$2,163	$1,425
Adjustments for
Depletion, depreciation and accretion	1,614	1,466
Stock-based compensation (Note 2)	110	-
Cash flow from operations	3,887	2,891
Changes in non-cash working capital	(1,509)	2,188
	2,378	5,079
FINANCING
Issue of share capital	85	38
Repurchase of share capital	-	(41)
	85	(3)
INVESTING
Exploration and development expenditures
Republic of Yemen	(1,260)	(2,969)
Canada	(800)	(302)
Changes in non-cash working capital	(3)	80
	(2,063)	(3,191)
NET INCREASE IN CASH AND CASH EQUIVALENTS	400	1,885
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,452	2,595
CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,852	$4,480
Supplemental Disclosure of Cash Flows
Cash interest paid	$-	$-
Cash taxes paid – Yemen	$559	$429

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in thousands of U.S. Dollars)

1.	Basis of presentation

The interim consolidated financial statements of TransGlobe Energy Corporation (“TransGlobe” or the “Company”) for the three month periods ended March 31, 2004 and 2003 have been prepared by management in accordance with accounting principles generally accepted in Canada on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2003, except as outlined in Note 2. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year ended December 31, 2003.

2.	Changes in Accounting Policies

(a)

Asset Retirement Obligations

Effective January 1, 2004 the Company retroactively adopted the Canadian Institute of Chartered Accountants (“CICA”) section 3110, “Asset Retirement Obligations”. The new recommendations require the recognition of the fair value of obligations associated with the retirement of tangible long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion expense which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion and depreciation of the underlying asset. Note 3 discloses the impact of the adoption of CICA section 3110 on the financial statements.

(b)

Stock-based Compensation

Effective January 1, 2004 the Company adopted the recommendations of CICA section 3870, “Stock-based Compensation and Other Stock-based Payments”, retroactively without restatement of prior periods. The recommendations require the Company to record a compensation expense over the vesting period based on the fair value of options granted to employees and directors on or after January 1, 2002. Stock-based compensation expense is included in general and administrative expenses. This change resulted in an increase to opening deficit of $283,000, an increase to opening contributed surplus of $283,000 and an expense in the quarter of $110,000.

(c)

Property and Equipment - Oil and Gas

Effective January 1, 2004 the Company adopted Accounting Guideline 16, “Oil and Gas Accounting - Full Cost” (“AcG-16”), which replaces Accounting Guideline 5, “Full Cost Accounting in the Oil and Gas Industry”. AcG-16 modifies how the ceiling test is performed and is consistent with CICA section 3063, “Impairment of Long-lived Assets”. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre’s use and eventual disposition. If the carrying value is unrecoverable the cost centre is written down to its fair value. This approach incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk free rate. The adoption of AcG-16 had no effect on the Company’s financial results.

(d)	Impairment of Long-lived Assets Effective January 1, 2004 the Company adopted CICA section 3063, “Impairment of Long-lived Assets”, which had no effect on the consolidated financial statements.

3.	Asset Retirement Obligations

The Company retroactively adopted the new recommendations on the recognition of the obligations to retire long-lived tangible assets. The change was effective January 1, 2004 and the new accounting policy was applied retroactively. The impact was as follows:

Consolidated Balance Sheet - as at December 31, 2003

(000’s)	As Reported	Change	As Restated
Assets
Net property and equipment	$26,646	$387	$27,033
Liabilities and shareholders’ equity
Asset retirement obligation	-	467	467
Provision for site restoration and abandonment	153	(153)	-
Deficit	(6,393)	72	(6,321)

Consolidated Statement of Income and Deficit - Three months ended March 31, 2003

(000’s)	As Reported	Change	As Restated
Depletion, depreciation and accretion	$1,466	$-	$1,466
Net income	1,425	-	1,425

At March 31, 2004, the estimated total undiscounted amount required to settle the asset retirement obligations was $1,027,000. These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to 10 years into the future. This amount has been discounted using a credit-adjusted risk-free interest rate of 6.5%.

Changes to asset retirement obligations were as follows:

Three months
ended March 31,
(000’s)	2004
Asset retirement obligations, December 31, 2003	$467
Liabilities incurred during period	-
Liabilities settled during period	-
Accretion	8
Asset retirement obligations, March 31, 2004	$475

4.	Share capital

The Company is authorized to issue 500,000,000 common shares with no par value.

Continuity of common shares (000’s)	2004
	Shares	Amount
Balance, December 31, 2003	53,743	$36,996
Share options exercised	348	85
Balance, March 31, 2004	54,091	$37,081

Continuity of stock options (000’s)		2004
Balance, December 31, 2003		2,759
Granted		1,020
Exercised		(348)
Balance, March 31, 2004		3,431

Stock-based Compensation

The fair values of all common share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of options granted during the first quarter and the assumptions used in their determination are as noted below:

Three months
ended
March 31, 2004
Weighted average fair market value per option (Cdn$)	$1.81
Risk-free interest rate (percent)	5.40
Expected life (years)	4.00
Volatility (percent)	69.33
Expected annual dividend per share	0.00

5.	Per share amounts

The weighted average number of common shares and diluted common shares outstanding during the three months ended March 31, 2004 was 54,049,000 (2003 – 51,515,000) and 56,089,000 (2003 – 52,539,000), respectively.

6.	Segmented information

	Three Months Ended March 31
(000’s)	2004	2003
Oil and gas sales, net of royalties
Republic of Yemen	$4,766	$3,830
Canada	1,102	545
	5,868	4,375
Operating expenses
Republic of Yemen	862	638
Canada	265	138
	1,127	776
Depletion, depreciation and accretion
Republic of Yemen	1,138	1,353
Canada	476	113
	1,614	1,466
Segmented operations	3,127	2,133
Other income	3	1
General and administrative	429	274
Foreign exchange (gain) loss	(21)	6
Income taxes	559	429
Net income	$2,163	$1,425

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson,	Executive Offices:
President & C.E.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com